United States securities and exchange commission logo





                             June 4, 2024

       Karl Brenza
       Chief Executive Officer
       ScanTech AI Systems Inc.
       Americas Tower
       1177 Avenue of the Americas, Suite 5100
       New York, NY 10036

                                                        Re: ScanTech AI Systems
Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-4
                                                            Submitted May 13,
2024
                                                            CIK No. 0001994624

       Dear Karl Brenza:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 18, 2024 letter.

       Amendment No. 3 to Draft Registration Statement on Form S-4

       Cover Page

   1. We note your revised disclosure in response to comment 3, including the aggregate number of shares of
Pubco Common Stock to be held by Company Holder Participants.
                                                        Please revise your
disclosure to provide an estimate of the per share exchange ratio showing how many shares
of Pubco Common Stock Company Holder Participants will
                                                        receive for each unit
of ScanTech held by these shareholders.
   2. We note your revised disclosure in response to prior comment 4, and reissue the comment in part. Please
revise your cover page disclosure to discuss the Initial Extension
 Karl Brenza
FirstName  LastNameKarl
ScanTech AI  Systems Inc.Brenza
Comapany
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         Meeting, including the percentage of shares outstanding that were redeemed at the
         meeting.
Certain Defined Terms
Earnout Milestones, page 2

3. Here and as appropriate throughout your filing, please provide the specific Earnout
         Milestones, including commercial milestones and revenue and EBITDA milestones.
Prepaid Forward Purchase Agreement, page 36

4. We note your response to prior comment 7, and your amended disclosure on page 37, including that "such purchases . . . would be made in compliance with Rule 14e-5 under the Exchange Act, relying on Tender Offer Compliance and Disclosure Interpretation
         166.01." This disclosure appears to conflict with your response that the FPA with
         RiverNorth satisfies the requirement in the exemption in 14e-5(b)(7), and we are not persuaded by your response that the FPA satisfies the exemption, given the requirement in
         14e-5(b)(7)(ii) that the agreement is "unconditional and binding on both parties," and your disclosure that "RiverNorth may, but is not obligated to, purchase Ordinary Shares in the open market. . ." (emphasis added). Therefore, please clarify, if true, that you intend to make purchases in compliance with Rule 14e-5 relying on Tender Offer Compliance and
         Disclosure Interpretation 166.01. In addition, please revise your filing to clarify that
         RiverNorth will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process, as discussed in the Compliance and Disclosure
         Interpretation.
5. We note your response to prior comment 9. Revise the disclosure in your registration statement to quantify the amount that the Company will pay RiverNorth following the closing of the Business Combination, estimated as of a reasonably practicable date.
Risk Factors Summary, page 46

6. We note you included a new summary risk factor relating to your payroll tax liability of approximately $5.4 million but you do not explain this risk within the Risk Factors section. Please revise your disclosure to discuss this risk related to ScanTech, to include any material consequences for or impacts on the Company and any material steps taken to mitigate these risks or consequences.
Risk Factors
There is no minimum cash condition . . ., page 55

7. We note your revised disclosure in this risk factor that "Even without any additional redemptions in connection with the Business Combination, unless Mars or ScanTech raise additional capital, the Business Combination would result in proceeds significantly less than the amount assumed by the ScanTech when preparing the projections." Given this disclosure, please clarify whether and to what extent management considered obtaining
 Karl Brenza
ScanTech AI Systems Inc.
June 4, 2024
Page 3
         revised projections and a revised fairness opinion. As a related matter, where you discuss sources and uses of funds in your summary on page 43, it appears that your estimate for sources of cash is based on your projections. Please revise your sources and uses disclosure on page 43 to include an estimate of the sources and uses of funding after the business combination as of a recently practicable date, including not only the Trust
         Account, but other sources of funding such as the Transaction Financing or other financing.
The value of the Founder Shares following completion of the Business Combination, page 61

8. We note your response and revised disclosure in response to comment 11, including that
         "[b]ased on these assumptions, each Ordinary Share would have an implied value of
         $10.83 per share upon completion of the Business Combination," and "[a]ssuming a trading price of $10.83 per share upon consummation of the Business
Combination . . . ."
         Therefore, it appears that the price per share in your revised table represents an assumed trading price. Please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account not only the money in the trust account, or an assumed trading price, but the post-transaction equity value of the combined company.
         Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private rights under each redemption scenario.
Nasdaq may delist Mars' securities from trading . . ., page 72

9. Please disclose the calendar date by which you must regain compliance with Nasdaq listing standards. In this regard, we note your disclosure that "In accordance with Nasdaq
         Listing Rule 5810(c)(3)(C), Mars has 180 calendar days from the date of the MVLS
         Deficiency Notice (the    Compliance Date   ), to regain compliance
with respect to the
         MVLS Requirement," but the calendar date by which you must comply is unclear.
Redemption Offer, page 111

10. We note your revised disclosure that "[e]ach holder of Ordinary Shares that elects not to
       participate in the Closing Redemption (   Non-Redeeming Shareholders   )
will receive one
       additional share of Pubco Common Stock for each Ordinary Share that is not redeemed in the Closing Redemption." Please clarify whether this redemption offer applies to only public shareholders, or if it applies to Insiders, other affiliates, or Maixm, that have agreed not to redeem their shares. To the extent any of the non-redeeming shareholders are
       "covered persons" for purposes of Rule 14e-5, please clarify how these non-redemption
FirstName LastNameKarl Brenza
       agreements comply with Rule 14e-5. Finally, please clarify whether you intend to register
Comapany
       theseNameScanTech
             share issuances.AI Systems Inc.
June 4, 2024 Page 3
FirstName LastName
 Karl Brenza
FirstName  LastNameKarl
ScanTech AI  Systems Inc.Brenza
Comapany
June 4, 2024NameScanTech AI Systems Inc.
June 4,
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Background of the Business Combination, page 127

11. We note the revised disclosure in response to prior comment 17 and reissue the comment.
         Please provide a detailed legal analysis discussing why you do not identify the advisor in your filing, including a discussion of why identifying the advisor is not material to investors. Alternatively, identify the advisor. Additionally, within the timeline section of the Background of the Business Combination, please provide further detail regarding the substance of any discussions and or meetings with the advisor.
12. We note your revised disclosure in response to comment 18 and reissue in part. Please revise your disclosure to further clarify: (1) the assumptions underlying the overall growth
         potential of ScanTech   s products which supported the increased
valuation to $110 million,
         given that the initial $100 million valuation was based on, among other things, ScanTech's projections; and (2) the removal of the minimum cash condition, including the reasons why management believed this type of provision to be an impediment to achieving a closing and how the parties agreed on final terms. In your discussion, please consider disclosing any underlying assumptions, who the discussing parties were, whether there were alternatives considered, and explain how the determinations were ultimately made.
         In this regard, we note that these discussions were held over four days and Mr. Brenza and
         Mr. Falconer "exchanged comments" on these subjects.
13. We note your response to prior comment 23. Please revise your disclosure to include the substance of your response as disclosure in your filing.
The Mars Board and Special Committee's Reasons for the Approval of the Business Combination, page 137

14. We note your revised disclosure in response to comment 26. Please revise your disclosure as follows:

                with respect to the comparable companies criteria, describe the specific "certain financial and operating information" criteria considered that resulted in the selection of the comparable companies. Please also describe the relevant end-markets served and platforms. Please clarify the "public trading activity," and "operational, business and/or financial characteristics" of ScanTech that were used to select or disqualify other companies.

                detail the specific "financial and operating information" reviewed by Network 1 in its review of the comparable companies, the relevant multiples for each of the named companies, and how these multiples were calculated. Consider presenting relevant financial information, operating information, and multiples in tabular format. Explain how this information was considered in arriving at the enterprise valuation range for
              ScanTech.
 Karl Brenza
FirstName  LastNameKarl
ScanTech AI  Systems Inc.Brenza
Comapany
June 4, 2024NameScanTech AI Systems Inc.
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Discounted Cash Flow Analysis, page 142

15. We note your revised disclosure in response to to prior comment 29 and reissue the comment. Specifically, we note your disclosure that "Network 1
reviewed ScanTech   s
         projections for fiscal years ended December 31, 2023 to December 31, 2032, focusing specifically on the years 2023 to 2028. Network 1 analyzed the estimated future free cash
         flow (   FCF   ) projected for ScanTech from 2024-2028 and discounted
this stream of
         cashflows back to a present value using ScanTech   s estimated
weighted average cost of
         capital (   WACC   )." Given that your discounted cash flow analysis
relates to a range of
         years from 2024-2028, please present your analysis in tabular format, to show future free cash flow, discount rates, and present value for each of the relevant years. In addition, we note your disclosure that "Network 1 derived a range of discount rates from 25% to 35%
         and a range of EBITDA exit multiples of 6x to 8x." Please clarify how Network 1 selected these ranges.
Certain Projected Financial Information, page 143

16. We note your revised disclosure in response to comment 28 and reissue in part. With regard to Network 1 and the Board's consideration of certain projected financial statements from 2023 through 2032, with a focus on 2024 through 2028, please explain the reliability of these projections given your disclosure of delays pushing TSA clearance to at least Q1 of 2025. Please also further support the market penetration projections in the regions in which you do not have established partnerships or regulatory approval. Please make conforming changes within your Industry Opportunity section, beginning on page
         208, as well.
Unaudited Pro Forma Condensed Combined Financial Information, page 176

17. We have reviewed your revised disclosure in response to prior comment 31 and have the
         following comment. We note your disclosure that    ScanTech has
secured agreements or is
         in the final stages of discussion to secure signed agreements, from holders of promissory indebtedness, including Catalytic, that converts such indebtedness to common shares of
         PubCo upon the closing of the Business Combination,    and    ScanTech
has secured
         agreements with holders of warrants and other derivatives for the cancellation of such
         derivatives upon the closing of the Business Combination.    Please
file the relevant
         agreements as exhibits to your registration statement or tell us why you do not believe you are required to do so. In addition, to the extent you have not executed certain of these
         agreements, please continue to disclose the status of negotiations related to these agreements, and file any related term sheets, letters of intent, or other, material ancillary agreements related to these agreements and negotiations. If and when these agreements are executed, please file the same as exhibits to your registration statement. See Item
         601(b)(10) of Regulation S-K. Lastly, please revise your disclosure to provide in tabular form the dollar amount related to each separate conversion and the related number of common shares.
 Karl Brenza
FirstName  LastNameKarl
ScanTech AI  Systems Inc.Brenza
Comapany
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18.      Disclosure on pages 14 and 125 appears to indicate that the $1,000,000 received under the
         Polar agreement is a liability, but pro forma entry (K) appears to indicate that the
         $1,000,000 is an equity transaction. Please clarify your accounting and the terms of the agreement.
19. Please revise adjustment (M) to include the calculations used to determine the gains and other income.
20. Please update the Pro Forma Outstanding PubCo Common Stock table on page 179 to include the common shares to be issued under adjustment (G). In addition, please provide a separate table of all pro forma fully diluted shares that are not included in the current table.
Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 187

21. We note your disclosure that "the unaudited pro forma combined book value per share information below does not purport to represent what the value of Mars and ScanTech would have been had Mars and ScanTech consummated a business combination during the period presented." However, we were unable to find the "book value per share" in your table. Please advise.
SENTINEL Scanner, page 205

22. We note your revised disclosure in response to comment 33 and reissue in part. Please explain how you measure "superior" threat detection capacity and "superior technology." Also, when discussing SENTINEL's performance compared to rotating gantry systems or other scanners currently operational, quantify your claims of lower maintenance costs, reduced downtime, and lower operating costs. Industry Opportunity, page 208

23. We note your disclosure that "To date, we have entered into third party distribution agreements with partners to assist with the distribution, promotion and sales of
         SENTINEL in Canada, Russia, Turkey, Poland, Japan and Spain. These agreements are critical in the facilitation of sales efforts for our products outside of the United States."
         Please file these distribution agreements as exhibits to your registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.
Intellectual Property, page 214

24. Please revise to reinstate the footnote to your patent table indicating that the patents are utility patents.
Facilities, page 215

25. Please file the VJ Properties, LLC lease as an exhibit. Refer to Item 601(b)(10)(ii)(D) of
         Regulation S-K.
 Karl Brenza
ScanTech AI Systems Inc.
June 4, 2024
Page 7
Payments Triggerable by Business Combination, page 216

26. We note your disclosure that "[t]he Company also has various agreements with Taylor
      Freres Americas or its affiliates (   Taylor Freres   ), a financial
advisor, that may require
      payments to be made to Taylor Freres in connection with the consummation of the business combination," and "[t]he Company is unable to determine the amount of such obligations as of the date hereof." Given that the company appears to have executed agreements with Taylor Freres, please tell us why you are unable to quantify the amount of fees to be made in connection with the consummation of the business combination under these agreements. As a related matter, please quantify the portion of the deferred
      EGS fee, if material.
General

27. We note your revised disclosure throughout your filing that "the Business Combination
      Agreement was also amended on April 2, 2024, to reflect the revised
Merger
      Consideration and issuance of Pubco Common Stock upon consummation of the Business
      Combination." Please revise to disclose the specific changes between the initial Merger
      Consideration and revised Merger Consideration, and revised issuance of Pubco Common
      Stock upon consummation of the Business Combitnation.
       Please contact Michael Fay at 202-551-3812 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

FirstName LastNameKarl Brenza                               Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameScanTech AI Systems Inc.
                                                            Services
June 4, 2024 Page 7
cc:       Fang Liu
FirstName LastName